Exhibit 99.86

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD ANNOUNCES FIRST QUARTER 2011 PRODUCTION RESULTS,
COMPANY TARGETING 125,000 OUNCES IN 2011

•                  Gold poured related to Mill production totaled 25,900 ounces, total sales for the quarter were 34,000 ounces at average gold price of US$1,387 per ounce

•                  Ore processed in the quarter amounted to 148,400 tonnes at a grade of 4.89 grams per tonne at a recovery rate of 95.8% for recovered gold of 22,300 ounces

•                  Daily throughput at Bell Creek Mill averaged 1,650 tonnes per day, throughput expected to reach 2,000 tonne per day target level on sustained basis before end of second quarter

•                  First quarter average grade in line with expectations, reflects mine sequencing at Timmins Mine, with mining during quarter focused on lower grade portions of orebody

•                  Company targeting 125,000 ounces of gold production in 2011, with production rates to increase as average mill throughput improves and mining resumes in higher-grade Ultramafic Zone at Timmins Mine before end of second quarter

•                  First quarter cash operating costs expected to be in line with 2011 target level for Timmins Mine of US$575 per ounce

•                  Lake Shore Gold Annual General and Special Meeting to be held on Wednesday, May 4, 2011, at 4:30pm at TMX Broadcast Centre, 130 King Street West, Toronto, Ontario, webcast available at www.lsgold.com. First quarter 2011 financial results to be released May 25, 2011.

TORONTO, ONTARIO–(Marketwire – May 3, 2011) - Lake Shore Gold Corp. (TSX:LSG) (“Lake Shore Gold” or the “Company”) today released production results for the first quarter of 2011. Ore processed in the quarter amounted to 148,400 tonnes at a grade of 4.89 grams per tonne (“gpt”) at a recovery rate 95.8% for recovered gold of 22,300 ounces.  Gold poured related to Mill production totaled 25,900 ounces. Total gold sold during the first quarter of 2011 was 34,000 ounces at an average gold price of US$1,387 per ounce.

Cash operating costs during the Company’s first quarter of commercial production at Timmins Mine is expected to be in line with the Company’s annual 2011 guidance of US$575 per ounce. Cash costs will be included in Company’s first quarter 2011 financial results, expected to be released on May 25, 2011.

Based on the mine sequence at Timmins Mine, where production to date in 2011 has mainly been from the lower-grade upper portion of the Mine, and required improvements in the crushing circuit at the Bell Creek Mill, the first quarter of 2011 was expected to have the lowest quarterly production of the year. The average grade for the quarter of 4.89 gpt was in line with expectations. Average Mill throughput was approximately 1,650 tonnes per day for the quarter, below target levels as optimization and adjustments to the crushing circuit continued to be made following the expansion of the Mill to a capacity of 2,000 tonnes per day late in 2010. Two belt feeds currently being installed will enable fine ore to be fed directly to the primary ball mill and fine ore bin which is expected to enable the Mill to sustain throughput at between 2,000 to 2,100 tonnes per day on a sustained basis before the end of the second quarter, with there being the potential to achieve higher throughput levels during the second half of the year.

The Company is targeting 125,000 ounces of production in 2011. Higher rates of production over the balance of the year are expected to result from increased average mill throughput, as well as higher average mining grades with production from the primary Ultramafic Zone at Timmins Mine, where grades averaged approximately 7.70 gpt in 2010, scheduled to resume near the end of the second quarter and continue through the balance of the year.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “Production in the first quarter was expected to be at the lowest levels for the year largely reflecting mine sequencing at Timmins Mine. Average grades are expected to be higher once mining resumes in the Ultramafic Zone where we continue to be very encouraged by recent infill drill results above the 610 Level.  At the Mill, recoveries continue to be excellent. One challenge we have encountered is lower than expected average throughput following the expansion of the Mill to a 2,000 tonnes per day capacity late last year. We are making adjustments, largely involving the crushing circuit with performance expected to improve by mid-May 2011 with the completion of the fine ore belt feeds.  We expect to increase average throughput to 2,000 to 2,100 tonnes per day before the end of the second quarter with further improvements expected later in the year as bottlenecks are removed.”

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company with a vision to become a mid-tier gold producer through the successful exploration, development and operation of its properties in the Abitibi Greenstone belt in Northern Ontario and Quebec, starting with its strong base in Timmins, Ontario. In Timmins, the Company is in commercial production at the Timmins Mine, has intersected underground, and is developing along, mineralization at the adjacent Thunder Creek deposit and is advancing an underground advanced exploration program at its Bell Creek Mine. Mine production is delivered to the Company’s wholly owned mill (located on the Bell Creek Property east of Timmins) which has been refurbished and expanded to a current capacity of 2,000 tonnes per day. The Company continues to invest aggressively in exploration in the Timmins Camp and in its other properties in Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

Forward-looking Statements

Certain statements in this press release relating to the Company’s production targets, cash operating costs, exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” within the meaning of securities legislation.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  In particular, fluctuations in the price of gold or in currency markets, and the inherent risks of mining activities, could prevent the Company from achieving its targets.  Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in Lake Shore Gold’s most recent Annual Information Form and other regulatory filings which are posted on sedar at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298
Email: info@lsgold.com

Mark Utting

Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Email: info@lsgold.com
Website: www.lsgold.com